UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39547

Boqii Holding Limited

Building 9, No. 388, Shengrong Road

Pudong New District, Shanghai 201210

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Entry Into a Material Definitive Agreement.

As previously announced, on July 28, 2023, Boqii Holding Limited (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with VG Master Fund SPC (the “Investor”), under which, subject to specified terms and conditions, the Company may sell and issue in its discretion, up to $8.0 million of the Company’s American depositary shares (the “ADSs”) to the Investor. On August 16, 2023, the Company entered into an amendment to the Purchase Agreement to, among other things, (i) change the maximum amount of ADSs the Company may sell to the Investor to $7.0 million, and (ii) change the purchase price per ADS to eighty percent of the lowest daily closing price of the ADSs as reported on The NYSE during the five business days beginning on and including the date that the Investor receives the Company’s written purchase notice.

The foregoing description of the amendment to the Purchase Agreement is qualified in its entirety by reference to the full text of such amendment, which is attached to this Report of Foreign Private Issuer on Form 6-K as Exhibit 10.1 and incorporated herein by reference.

This report shall not constitute an offer to sell or a solicitation of an offer to buy any ADSs, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K, including Exhibit 10.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-267919) of the Company, as amended and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibits:

10.1	Amendment No. 1 to Securities Purchase Agreement, dated August 16, 2023, by and between Boqii Holding Limited and VG Master Fund SPC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Boqii Holding Limited

By:	/s/ Yingzhi (Lisa) Tang
Name:	Yingzhi (Lisa) Tang
Title:	Director, co-Chief Executive Officer and Chief Financial Officer

Date: August 16, 2023

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